Exhibit 99.1

TEEKAY OFFSHORE PARTNERS ANNOUNCES

COMPLETION OF ITS ACQUISITION BY BROOKFIELD, CHANGES TO BOARD OF DIRECTORS AND PLAN TO REBRAND AS ALTERA INFRASTRUCTURE

HAMILTON, Bermuda, Jan. 23, 2020 (GLOBE NEWSWIRE) —  Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) announced that, effective January 22, 2020, Brookfield Business Partners L.P., together with certain of its affiliates and institutional partners (collectively, the Brookfield Consortium), has completed its acquisition by merger (the Merger) of all of the outstanding publicly held and listed common units representing limited partner interests of the Partnership (common units) held by parties other than the Brookfield Consortium (unaffiliated unitholders) pursuant to the agreement and plan of merger (the Merger Agreement) among the Partnership, Teekay Offshore GP L.L.C. (TOO GP), the general partner of the Partnership, and certain members of the Brookfield Consortium.

The Partnership also announced today certain changes to the Board of Directors and that following the closing of the Merger and the completion of the Partnership’s separation from Teekay Corporation, the Partnership plans to change its name to Altera Infrastructure L.P. and to rebrand its consolidated group of companies under the new umbrella of Altera Infrastructure.

Completion of Acquisition by Merger

Under the terms of the Merger Agreement, common units held by unaffiliated unitholders were converted into the right to receive $1.55 in cash per common unit (the cash consideration), other than common units held by unaffiliated unitholders who elected to receive the equity consideration (as defined below). As an alternative to receiving the cash consideration, each unaffiliated unitholder had the option to elect to forego the cash consideration and instead receive one newly designated unlisted Class A Common Unit of the Partnership per common unit (the equity consideration). The Class A Common Units are economically equivalent to the common units held by the Brookfield Consortium following the Merger, but have limited voting rights and limited transferability.

As a result of the Merger, the Brookfield Consortium owns 100% of the Class B Common Units, representing approximately 98.7% of the outstanding common units of the Partnership. 100% of the Class A Common Units, representing approximately 1.3% of the outstanding common units of the Partnership as of the closing of the Merger, are held by the unaffiliated unitholders who elected to receive the equity consideration in respect of their common units.

Pursuant to the terms of the Merger Agreement, the Partnership’s outstanding preferred units were unchanged and remain outstanding following the Merger.

Unaffiliated unitholders of record as of immediately prior to the effective time of the Merger who are entitled to the cash consideration will receive from the exchange agent, for each common unit held by them, the cash consideration, without interest and net of any applicable withholding taxes, in exchange for the cancellation of such common units. Unaffiliated unitholders who hold their common units in “street name” through their broker, bank or other nominee will not be required to take any action to receive the cash consideration for their common units, as the exchange agent will arrange for the remittance of the cash consideration with The Depository Trust Company for distribution to the applicable broker, bank or nominee on behalf of such beneficial owners. Any questions concerning the receipt of the cash consideration from unaffiliated unitholders who hold common units in “street name” should be directed by such holders to their applicable broker, bank or nominee.

Unaffiliated unitholders of record as of immediately prior to the effective time of the Merger who are entitled to the equity consideration will receive from the exchange agent, upon receipt of any documents required by the instructions to Election Form and Letter of Transmittal delivered to such unaffiliated unitholder in connection with the Merger, the equity consideration, in exchange for the cancellation of such common units.

The Partnership also announced today that it requested that trading of its common units on the New York Stock Exchange (the NYSE) be suspended before the beginning of trading on January 23, 2020. The Partnership requested that the NYSE file a Form 25 with the United States Securities and Exchange Commission (the SEC) notifying the SEC of the delisting of its common units on the NYSE and the deregistration of the common units. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations with respect to the common units under the United States Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately 10 days. Reporting obligations in respect of the outstanding preferred units remain unchanged.

Changes to Board of Directors

The Partnership also announced today the following changes to the Board of Directors of TOO GP:

•                  David L. Lemmon, Director and member of the Audit, Compensation and Conflicts Committees, will retire from his positions effective January 23, 2020, after 14 years with the TOO GP’s Board.

•                  Mr. Lemmon is being replaced on the Audit Committee by Bill Utt, who is currently Chairman of the Board and Chairman of the Governance Committee.

•                  Kenneth Hvid, Director and CEO of Teekay Corporation, will, after nine years with the TOO GP’s Board, retire from his position as Director, effective June 17, 2020.

Bill Utt, Chairman of the Board of Directors of TOO GP, commented “On behalf of the entire Teekay Offshore Board, I wish to recognize David for his service as a Teekay Offshore Director since our initial public offering 14 years ago and thank him for the significant contributions he has made to the Partnership during his tenure. Whilst Kenneth will not leave the Board immediately, I also wish to thank him at this time for his input to Teekay Offshore and in particular for his support in the important transition from Teekay Corporation to Brookfield ownership.”

Plan to Rebrand as Altera Infrastructure

Following the closing of the Merger, the Partnership also announced that it intends to change its name to Altera Infrastructure L.P. and to rebrand the consolidated group of companies under the new umbrella of Altera Infrastructure. The intention is to start going live with this branding transition from March 24, 2020 and additional details on the effective date of the Partnership’s change of name will be communicated in due course.

Ingvild Sæther, Group CEO, commented “This combination of corporate actions marks a new, exciting chapter for the Partnership. We are establishing a global energy infrastructure services company that will create long term value for its stakeholders. Upholding our uncompromised commitment to operational excellence and safety, we will be relentless in our pursuit of opportunities that lead to strong results and lower emissions. The innovation of the E-shuttle tankers is evidence of the Partnership’s ability and willingness to take a leading role as the industry is moving towards a more sustainable future.”

Forward Looking Statements

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Although the Partnership believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Important factors that could cause actual results to differ materially from the Partnership’s expectations and may adversely affect the Partnership’s business and results of operations are disclosed in Item 3 of the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on February 28, 2019, as updated and supplemented by subsequent filings with the SEC. The forward-looking statements speak only as of the date made, and, other than as may be required by law, the Partnership undertakes no obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is a leading international midstream services provider to the offshore oil production industry, primarily focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore has consolidated assets of approximately $5.2 billion, comprised of 56 offshore assets, including floating production, storage and offloading units, shuttle tankers (including six new buildings), floating storage and offtake units, long-distance towing and offshore installation vessels, and a unit for maintenance and safety. The majority of Teekay Offshore’s fleet is employed on medium-term, stable contracts.

Teekay Offshore’s preferred units continue to trade on the New York Stock Exchange under the symbols “TOO PR A”, “TOO PR B” and “TOO PR E”, respectively.

For Investor Relations enquires contact:

Jan Rune Steinsland, Chief Financial Officer

Tel: +47 97052533

Website: www.teekayoffshore.com